FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of July 2009
Commission File Number: 000-29360

RiT TECHNOLOGIES LTD.
(Translation of registrant’s name into English)

24 Raoul Wallenberg Street, Tel Aviv 69719, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______________

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

As required by the Israeli Companies Regulations (Relief for Interested Party Transaction), 2000 (the “Relief Regulations”), as promulgated under the Israeli Companies Law, 1999 (the “Companies Law”), RiT Technologies Ltd. (the “Company”) hereby reports the following transaction:

The Transaction

The Company markets its products through various channels, including with the aid of local agents and representatives. To that end, the Company has determined to enter into a Representative Agreement with IntElorg Pte Ltd., a Singapore company (“IntElorg”).

Under the Representative Agreement, IntElorg will act as the Company’s sales agent in Singapore and other countries in Asia where the Company does not have a local presence, in consideration for a monthly retainer fee of approximately $8,531 (Singapore Dollars) and a commission on sales of products in the amount of five percent (5.0%) of the net invoice price of such products.

The initial term of the Representative Agreement is 1 year and, thereafter, the agreement is automatically renewed for additional one (1) year terms, unless terminated by either party, for any reason, upon 30 days notice.

About IntElorg

IntElorg is a trading Company with strong regional presence in Asia Pacific and 20 years of experience in projects with big corporations and Government linked companies.

IntElorg is controlled by Mr. Yuri Riabtchenko, which has some business relations with STINS COMAN Incorporated, the largest shareholder of RiT. Mr. Riabtchenko disclosed his interests with Stins Coman as being a director/manager of Stins Coman’s related companies in Singapore, pursuing Stins business in Asia.

Notice to Shareholders
In light of the relationship between IntElorg and STINS COMAN, the transaction may be deemed an “extraordinary transaction” of the Company in which the “controlling shareholder” of the Company has a “personal interest” (as such terms are defined in the Israeli Companies Law). Accordingly, the Company’s Audit Committee and Board of Directors approved the transaction and, rather than seeking shareholder approval, determined to rely on the Relief Regulations.

In accordance with Relief Regulations, a shareholder(s) holding at least 1% of the Company’s outstanding shares may demand, by sending a written request to the Company’s principal offices (RiT Technologies Ltd., 24 Raoul Wallenberg Street, Tel Aviv 69719, Israel, Attn.: VP Finance) no later than August 3, 2009, that the Company convene a shareholder meeting to approve the said transaction.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 20, 2009	RiT TECHNOLOGIES LTD. By: /s/ Simona Green —————————————— Simona Green VP Finance